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                             May 21, 2020

       Yongdong Peng
       Chief Executive Officer
       KE Holdings Inc.
       Building Fudao, No.11 Kaituo Road, Haidian District
       Beijing 100085
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 24,
2020
                                                            CIK No. 0001809587

       Dear Mr. Peng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form F-1 filed April 24, 2020

       Conventions that Apply to this Prospectus, page 8

   1. We note your definition of gross transaction value is calculated by the total amount of transactions
facilitated on your platforms "regardless of whether the transactions are actually closed."
Please tell us if management also takes into consideration the number of transactions that
ultimately closed in relation to GTV in evaluating performance.
 Yongdong Peng
FirstName LastNameYongdong Peng
KE Holdings Inc.
Comapany NameKE Holdings Inc.
May 21, 2020
Page 2
May 21, 2020 Page 2
FirstName LastName
Summary Consolidated Financial and Operating Data, page 14

2. Please expand your table in an amended filing to include five years of financial data.
         If you determined this information was not necessary to disclose tell us your basis for conclusion. Refer to Item 301 of Regulation S-K.
Adjusted Net Profit and Adjusted EBITDA, page 88

3. We note your adjustment that adds back amortization of intangible assets resulting from acquisitions and business cooperation agreement to arrive at Adjusted Net Income. Please enhance your disclosure in future filings to describe in more detail what acquisitions and agreement this adjustment relates to. Additionally, revise your disclosure to indicate that the adjustment excludes expense related to assets that contribute to revenue generation.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
91

4. We note your disclosures of potential adverse impacts from COVID-19 in the risk factors section. Please revise the MD&A to discuss the impact of the coronavirus on your financial condition and results of operations and your capital and financial resources, including the specific impacts that your business has experienced from the COVID-19 pandemic (e.g., reduction in the number of homes listed or sold, reduction in demand for services related to home sales, home renovations or financings). See
Item 5.D of Form
         20-F as referenced in Item 4.a of Form F-1 and refer to CF Disclosure
Guidance: Topic
         No. 9 for additional guidance.
5. We note the disclosure on page 158 that Lianjia, your real estate brokerage business, accounts for a significant portion of your total revenues. Please revise the MD&A to provide additional information regarding the significance of Lianjia to your business, including the percent of revenues attributable to Lianjia. In addition, confirm whether you will discuss material trends in your revenue streams in future filings. See Release 33-
         8350.
Critical Accounting Policies, Judgments and Estimates
Revenue Recognition, page 113

6. We note your disclosure that you consider yourself to be the principal in transactions where you sign the housing agency service contracts with housing customers or real estate developers and split commissions with other brokerage firms who collaborate with you to complete housing transactions in accordance with the platform agreement. Please expand on the terms of the contract(s) that you sign with both the housing customers or real estate developers and the other brokerage firms, and explain to us how you arrived at the conclusion you are the principal in the transaction with respect to both parties. In your response clarify for us whether you believe the other brokers are a customer of your listing platform business, and the basis for your conclusions. To the extent you conclude that the
 Yongdong Peng
KE Holdings Inc.
May 21, 2020
Page 3
         other brokers are customers, tell us how you considered the guidance in ASC 606-10-32-
         25 when accounting for the commissions paid to other brokerage firms. Employees, page 169

7. Please provide additional disclosure regarding the statement in this section that as of the date of the prospectus, the number of your dispatched workers does not exceed 10% of your total labor force. We note the disclosure that as of December 31, 2019 you had
         82,282 employees and 76,217 dispatched workers.
Principal and Selling Shareholders, page 199

8. Please add a column to reflect the number of securities being offered by each selling shareholder. See Item 9.D.2 of Form 20-F.
Directed Share Program, page 239

9. To the extent you continue to include a directed share program, please revise to clarify whether shares sold under the program will also be subject to a lock-up agreement.
2.11 Financing Receivables, page F-26

10. Please disclose your policy for resuming accrual of interest on financing receivables.
         Refer to ASC 310-10-50-6.
2.22 Advertising Expenses, page F-34

11. Please describe the general terms of an arrangement for online traffic acquisition and clarify the types of third parties you enter into these arrangements with. Include within your response whether or not prepayment for such services is industry practice and provide the amount that you have prepaid for advertising for the periods presented.
19. Taxation, page F-62

12. We note the Group considers positive and negative evidence to determine whether some or all of the deferred tax assets will more-likely-than-not be realized and that this assessment considers the nature, frequency and severity of recent losses and forecasts of future profitability. Please provide your analysis that supports the remaining deferred tax asset is realizable. Tell us how you considered your history of net losses when forming your conclusion.
Item 7. Recent Sales of Unregistered Securities, page II-1
FirstName LastNameYongdong Peng
Comapany NameKE Holdings Inc. upon in making the exemptions available. See Item 701(d)
13.    Please disclose the facts relied
       of Form S-K.
May 21, 2020 Page 3
FirstName LastName
 Yongdong Peng
FirstName LastNameYongdong Peng
KE Holdings Inc.
Comapany NameKE Holdings Inc.
May 21, 2020
Page 4
May 21, 2020 Page 4
FirstName LastName
Signatures, page II-8

14. Please include the signature of your controller or principal accounting officer. See
         Instruction 1 to Signatures for Form F-1.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Erin E. Martin at 202-551-3391 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction